July 30, 2019

Charles Drucker
Executive Chairman and Chief Executive Officer
Worldpay, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

       Re: Worldpay, Inc.
           Form 10-K For Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35462

Dear Mr. Drucker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products